March 4, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit H (listing applications, including agreements required to be executed in connection with listing and a schedule of listing fees);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and H currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 03/04/24

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibits C and H

Attachment

Summary of changes made to Exhibit C:

- Joseph Ratterman was removed as a director on Cboe Global Markets, Inc.
- Cecilia Mao was added as a director on Cboe Global Markets, Inc.
- Erin Mansfield was added as a director on Cboe Global Markets, Inc.

Summary of changes made to Exhibit H:

- Exchange Listings Agreement included within all Listing Applications was updated
- Corporate Securities Application content and formatting was updated

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/04/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

24010349

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/04/24 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 03/04/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Cboe Services Company

1. *Name*: Cboe Services Company
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Cboe Services Company. Cboe Services Company is the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Services Company is an intermediate holding company. Cboe Services Company is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No change.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - J. Patrick Sexton (Secretary)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)
   - Troy Yeazel (Senior Vice President, Operations)
   - Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. <u>Cboe BYX Exchange, Inc.</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Bruce Andrews

- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Bruce Andrews
- Ananda Radhakrishnan

- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. <u>Cboe C2 Exchange, Inc.</u>

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bruce Andrews
   - Gilbert Bassett
   - Alexander Matturri
   - Kevin Murphy
   - Ananda Radhakrishnan
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   <u>Current Officers</u>
   - Dave Howson (President)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Kristin Boyd (VP, Derivative Sales)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan

- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. <u>Cboe Trading, Inc.</u>

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Isaacson

   <u>Current Officers</u>
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - J. Patrick Sexton (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cboe Services Company (Managing Member)

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)
   - Allen Wilkinson (VP and Controller)
   - Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe FX Holdings, LLC (Member)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

N. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Ted Hood (INED)
   - Dave Howson (Director)
   - Catherine Langlais
   - Michael Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Nick Dutton (Chief Regulatory Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Todd Furney (SVP, and Chief Risk Officer)

- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>Cboe Worldwide Holdings Limited</u>

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson

   <u>Current Officers</u>
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Erin Mansfield
   - Cecilia Mao
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Dave Howson (President)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Stephanie Foley (EVP, Chief Human Resources Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (EVP, Chief Regulatory Officer)

- Chris Isaacson (EVP and COO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

<u>Compensation Committee</u>
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

<u>Audit Committee</u>
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

<u>Nominating and Governance Committee</u>
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

<u>Risk Committee</u>
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

<u>ATS Oversight Committee</u>
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Gilbert Bassett, Jr.
   - Andrews Bruce
   - Kevin Murphy
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - David Roscoe
   - Hillary Sale
   - Scot Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kristin Boyd (Vice President, Derivative Sales)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Communications)
   - James Enstrom (Senior Vice President & Chief Audit Executive)

- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive</u>

- Michael Gorham

<u>Regulatory Oversight Committee</u>

- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson

   Current Officers
   - Dave Howson (President)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Carmen Frazier (VP, Government Relations)
   - Todd Furney (SVP, Chief Risk Officer)
   - Jaime Galvan (VP, Associate General Counsel)

- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Michael Hollingsworth (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Natan Tiefenbrun

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

FF. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Consec Services Limited (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Alex Dalley
   - Michael Perez
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officers
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)
   - Cboe Global Markets, Inc. (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
   Address: c/o Format A AG
   Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Roman Sturzenegger
   - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
   Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Chief Operating Officer)
   - Emily Mitchell (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Green
   - Ruben Hilhorst
   - Natan Tiefenbrun

   Current Officer
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. Cboe Clear Europe

1. *Name*: Cboe Clear Europe
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Europe was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The Cboe Clear Europe formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Stephanie Renner
   - Arnoud Siegmann
   - Natan Tiefebrun

   Current Officer
   - Vikesh Patel (President)
   - Cboe Worldwide Holdings Limited (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
Address: 130 King Street West, Suite 1050
Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Bryan Christopher Blake (CEO)
- Gregory Leonard Davies (CFO)
- Lorna Pile (Chief Compliane Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake
   - Adam Inzirillo

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - Lorna Pile (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Natan Tiefebrun

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. BIDS Holdings LP

1. *Name*: BIDS Holdings LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
   Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)
   - BIDS Global Services LLC (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Kevin Carrai (Vice President)
- Catherin Clay (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Jill Griebenow
   - Michael Margolis
   - J. Patrick Sexton (Secretary)
   - Jonathan Weinberg
   - Allen Wilkinson
   - Vivian Yiu (Interim President)
   - Cboe Services Company (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. <u>Chi-X Holdings Limited</u>

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - David Howson (Chair)
   - Christopher Andrew Isaacson

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson (Chair)
   - Christopher Andrew Isaacson

   Current Officers
   - Dave Howson (CEO

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. <u>Cboe Technology Hong Kong Limited</u>

1. *Name*: Cboe Technology Hong Kong Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Cboe Australia Pty Ltd

1. *Name*: Cboe Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (Independent)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Cboe Australia Services Pty Ltd

1. *Name*: Cboe Australia Services Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4. *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Vic Jokovic
   - David Trude

   Current Officers
   - Michael Somes (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Christopher Andrew Isaacson
   - Vic Jokovic
   - David Morgan (JCF)
   - David Trude (independent)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson
   - Toru Irokawa
   - Christopher Andrew Isaacson
   - Amy Nashida (Independent)
   - Thierry Porte

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. Cboe Technology Philippines Inc.

1. *Name*: Cboe Technology Philippines Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Philippines Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc. is wholly-owned by Cboe Services Company which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson

   Current Officers
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. Cboe Digital Intermediate Holdings, LLC

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)
   - Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. Cboe Clear Digital, LLC

1. *Name*: Cboe Clear Digital, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Benjamin Lawson (Chief Information Security Officer)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Senior Director, Head of Clearing)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Clear Digital Holdings, LLC (Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. Cboe Clear Digital Holdings, LLC

1. *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - John Palmer (President)
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. Aequitas Innovations Inc.

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - Dave Howson
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. <u>Aequitas EVO Connect Inc.</u>

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. <u>Neo Exchange Inc.</u>

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - Dave Howson
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Aimee Schmitt (Head of Marketing and Communications)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SSS. Cboe Ascent Holdings LLC

1. *Name*: Cboe Ascent Holdings LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 13, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Officers
   - Dave Howson (President)
   - Chris Isaacson (EVP and COO)
   - Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TTT. BIDS Australia Pty. Ltd.

1. *Name*: BIDS Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Murrough O'Brien

   Officers
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Commodity Based Trust Shares Listing Application
2. Corporate Securities Listing Application
3. ETN Listing Application
4. Exchange-Traded Fund Shares Listing Application
5. Managed Portfolio Shares Listing Application
6. Tracking Fund Shares Listing Application
7. Trust Issued Receipt Listing Application

Cboe BZX Exchange, Inc. Listing Application and Related Forms:
Commodity-Based Trust Shares

To list a series of Commodity-Based Trust Shares on Cboe BZX Exchange, Inc. a Trust must complete and submit all materials set forth below on the Listing Checklist to ListingQualifications@cboe.com .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Security Information Spreadsheet	
☐	Component Instruments Data	
☐	Executed Authorization of listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 48 hours prior to launch:		
☐	Effective Registration Statement (S-1)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to ListingQualifications@cboe.com. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company", which includes the sponsor):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
TRUSTEE CONTACT	
Trustee Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	

City, State, Zip:	
Phone:	Website:
SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	

City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):
APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ___________________ Current ticker symbol: _______ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

TRUST INFORMATION
Trust Name (the "Company", which includes the sponsor):

Upon the Trust's listing on the Exchange, the Trust must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(A): I hereby certify that the Trust is a trust that does not have a board of directors or persons acting in a similar capacity and the Trust's activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the shares of the Trust and, as such, is exempt from the following corporate governance requirements:

(i) Majority Independent Board – Rule 14.10(c)(2)(A)
(ii) Audit Committee Requirements – Rule 14.10(c)(3)
(iii) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Controlled Company Exemption – Rule 14.10(e)(3)(B)
(vi) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Trust or a service provider on the Trust's behalf conducts on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am an officer duly authorized to contract on behalf of the Trust. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the
Signature:
Print Name:
Title:
Trust Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Trust must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Trust can answer in the affirmative to the following:

With respect to the Trust, its predecessors and its subsidiaries, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Trust are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Trust are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Trust's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Trust should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Trust can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Trust has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Trust or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Trust is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Authorization of Issuance and Listing

☐ Check here if the Trust has included with this application a Sponsor Certificate or other appropriate documentation authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Commodity-Based Trust Shares

☐ Check here if the Trust affirms that it will advise the Exchange of any failure by the Fund or the Shares to comply with any continued listing requirements applicable under Rule 14.11(e) or otherwise or, where a security is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Trust affirms that, upon listing, the Net Asset Value per share of each security will be calculated daily and the NAV and any additional information about the assets of the Trust that are made available will be made available to all market participants at the same time.

☐ Check here if the Trust affirms that it will notify and receive approval from the Exchange prior to any change from the Trustee named above.

AFFIRMATION	
(Name of Individual)	(Title)
(Trust Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange	
(Signature of Authorized Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

   a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

   b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and

trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application
☐ Updated issuer description

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Signature of Individual)	as (Title)
of (Corporation or Trust Name)	

Cboe BZX Exchange, Inc. Listing Application: Corporate Securities

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. If you have questions on completing the Listing Application, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

1. APPLICANT INFORMATION	
Company Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
Location of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	

2. LISTING CATEGORY

Please select the listing category:

- ☐ Initial Public Offering
- ☐ Direct Listing
- ☐ Supplemental Listing
- ☐ SPAC Business Combination
- ☐ Business Combination with non-Exchange Entity
- ☐ SPAC
- ☐ Uplisting from OTC Market
- ☐ Transfer from national securities exchange
- ☐ Secondary Listing
- ☐ Reverse Merger
- ☐ Other:

APPLICATION CONTACTS	
Primary Contact	
Name:	Firm:
Phone:	Email:
Secondary Contact	
Name:	Firm:
Phone:	Email:

BILLING INFORMATION Please provide contact information for purposes of listing fees.	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Additional Billing Email Address (if applicable):

3. SECURITIES TO BE LISTED

☐ Primary Equity Security	☐ Preferred Stock	☐ Secondary Class of Common Stock
☐ Rights	☐ Warrants	☐ Convertible Debt
☐ American Depositary Receipts	☐ Units	☐ Other (please specify):

Trading Symbol (list at least 3 in order of preference):	
Market Tier (Tier I or Tier II):	
CUSIP:	
Par Value:	
Expected/actual filing date of registration statement:	
Expected effective date of registration statement:	
Expected closing date of offering (if applicable):	

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?

☐ Yes ☐ No

If the Company has any class of common stock or other security entitling the holder(s) to differential voting rights, dividend payments, or other preferences provide a complete description of such rights or preferences below:

If there is an existing public market for the issue(s) covered by this application, please identify each security, marketplace and trading symbol.
If the Company or any of its predecessors previously applied to have its securities listed or quoted on any marketplace, provide the name of the marketplace, and the date and outcome of the application. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the issuer is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the issuer's obligation to respond to this question is ongoing and the issuer must promptly advise the Exchange of receipt of any relevant inquiry. Attach an additional sheet if necessary.
If the Company is seeking to list pursuant to or in connection with a merger with an Exchange-listed company provide a brief description of the proposed transaction. Be sure to identify the surviving Company that will list on the Exchange following the proposed transaction. Please also provide the desired symbol. Please note that the new Company may be required to execute new listing application and listing agreement forms. All new officers and directors must be identified in these updated forms. Attach an additional sheet if necessary.
Designate appropriate registration category of each issue. A copy of the appropriate document evidencing registration must accompany this application.
☐ Section 12(b) of 1934 Act ☐ Section 12(g) of 1934 Act ☐ Other (please specify): ________
Has the company filed a Form 10 registration statement, or equivalent document, within the past 12 months for purposes of registering a class of securities under Section 12 of the 1934 Act with the SEC or other regulatory authority?
☐ Yes ☐ No If "yes," provide copy of filing including comments or appropriate regulatory authority and Company's response thereto. Date of SEC effectiveness: ______________ Date cleared all SEC comments: ______________

4. PARTNER CONTACT INFORMATION	
Counsel	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:
Lead Underwriter	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:
Independent Auditor	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:
Transfer Agent Must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act	
Firm:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:

Depositary Bank (ADRs only)	
Depository Bank:	
Contact Name:	
Address:	
City, State, Zip:	
Phone:	Email:

5. BOARD MEMBER INFORMATION (as of listing date)

Name	*Committee Membership*	*Independent (Y/N)* *Per BZX Rule 14.10(c)(1)(B)*

6. OFFICER INFORMATION (as of listing date)

Title	*Name*	*Email Address*	*Phone*
Chief Executive Officer			
Chief Operating Officer			
Chief Technology Officer			
Chief Financial Officer			
Corporate Secretary			
Investor Relations Contact			
Compliance Contact			
Additional Officer (if applicable)			
Additional Officer (if applicable)			

7. PUBLICLY HELD SHARES BREAKDOWN (as of listing date)

Shares Outstanding	
Insider Shares - Officers	
Insider Shares – Directors	
Insider Shares – 10% Shareholders (excl. officer/director)	
Publicly Held Shares	

8. RESTRICTED SHARES (as of listing date)	
Securities acquired directly or indirectly from the Issuer, or an affiliate of the Issuer, in unregistered offerings, including but not limited to private placements or Regulation D offerings	
Shares issuable upon conversion of a convertible security at the time if the Issuer's IPO	
Shares subject to lock-up or similar contractual arrangements	
Shares issued under an employee stock benefit plan, employee stock purchase plan, or as compensation for professional services	
Securities acquired pursuant to Regulation S	
Any other shares considered "restricted" pursuant to Rule 144	

9. ADDITIONAL REPRESENTATIONS AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all non-routine inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

If none, check this box. ☐

2. With respect to current executive officers, directors, and 10% or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings, excluding any routine proceedings:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

   [Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

If none, check this box. ☐

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Prior Offerings

1. Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the past six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

2. Please note that securities of companies listing on the Exchange are required to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company (“DTC”). To be eligible, an issuer is required to use a transfer agent that meets DTC’s insurance and connectivity requirements. Further, the transfer agent must instruct DTC to designate the Company’s securities as direct registered eligible securities. In addition, the issuer’s governing documents, such as its by-laws, must permit securities that are not represented by certificates. Please note that this rule does not apply to non-equity securities which are issued in book entry form only.

AFFIRMATION Please sign and date the application.	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
  (Signature of Company Officer)	 (Date)

COMPANY INFORMATION
Company Name (the "Company"):

Upon listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation Committee, Director Nomination Process, Code of Conduct, Meetings of Shareholders, Notification of Noncompliance, Review of Related Party Transactions, Shareholder Approval, Voting Rights and Compensation Recovery Policy requirements. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, the Cboe BZX Exchange, Inc. Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company,[1] Controlled Company,[2] or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.

1. <u>Majority Independent Board-Rule 14.10(c)(2)(A) and Related Interpretation and Policy .02</u>

☐ I hereby certify that the Company's board of directors is comprised of a majority of Independent Directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's law. The Company must disclose in its annual reports filed with the SEC that it does not comply with the Independent Director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

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[1] A "Smaller Reporting Company" has the same meaning as that defined in Rule 12b-2 of the Securities Exchange Act of 1934 ("Exchange Act").

[2] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

[3] A "Foreign Private Issuer" has the same meaning as that defined Rule 3b-4(c) of the Exchange Act.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

2. **Executive Sessions-Rule 14.10(c)(2)(B) and Related Interpretation and Policy .03**

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only Independent Directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

3. **Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04**

☐ I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and reassess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

4. Audit Committee Composition-Rule 14.10(c)(3)(B) and Related Interpretation and Policy .05

☐ I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B) (subject to the exception provided in Rule 14.10(c)(3)(B)(ii) and the cure period provided in Rule 14.10(c)(3)(D)); (b) meets the requirements of SEC Rule 10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 14.10(c)(3)(D)); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all Independent Directors, except for one director, who meets the criteria set forth in Rule 14.10(c)(3)(B)(ii) and Section 10A(m)(3) under the Exchange Act where the board, under exceptional and limited circumstances, has determined that it is in the best interests of the Company and its shareholders to do so.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10(c)(3)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Initial Public Offerings or Companies Transferring from Another Market** : Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy the

Audit Committee Composition requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

5. Audit Committee Responsibilities and Authority – Rule 14.10(c)(3)(C) and Related Interpretation and Policy .06

☐ I hereby certify that the Company's audit committee has, and will continue to have, responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act), concerning responsibilities relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the audit committee. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Initial Public Offerings or Companies Transferring from Another Market** : Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy the Audit Committee Composition requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

6. Compensation Committee Charter – Rule 14.10(c)(4)(A)

☐ I hereby certify that the Company has adopted a formal written compensation committee charter specifying the items enumerated in Rule 14.10(c)(4)(A), and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Smaller Reporting Companies:** Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the compensation committee charter requirement of Rule 14.10(c)(4)(A) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a Limited Partnership Governance Certification Form, which is available on the Exchange's website at http://markets.cboe.com/.

7. Compensation Committee Composition – Rule 14.10(c)(4)(B) and Related Interpretation and Policy .07

☐ I hereby certify that the Company has, and will continue to have, a compensation committee of at least two members. Each compensation committee member is an Independent Director as defined under Rule 14.10(c)(1)(B). In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exceptional and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three members, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the Exchange Act and is not a current Executive Officer or employee or a Family Member of an Executive Officer, where the board, under exceptional and limited circumstances, has determined that such director's membership on the compensation committee is required by the best interests of the Company and its shareholders, in accordance with Rule 14.10(c)(4)(C). A Company checking this box certifies that any member appointed under this exception has not served longer than two years. A Company relying upon this exception must disclose either on or through the Company's website or in the proxy statement for the next annual meeting subsequent to such determination (or, if the Company does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for the determination. In addition, the Company must provide any disclosure required by Instruction 1 to Item 407(a) of Regulation S-K regarding its reliance on this exception.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the Independent Director oversight of executive compensation requirement of Rule 14.10(c)(4)(B) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a Limited Partnership Governance Certification Form, which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

8. <u>Compensation Committee Responsibilities and Authority – Rule 14.10(c)(4)(C)</u>

☐ I hereby certify that the Company's compensation committee has, and will continue to have, the specific responsibilities and authority set forth in Rule 14.10(c)(4)(C) and as required by Rule 10C-1(b)(2), (3) and 4(i-vi) under the Exchange Act. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the compensation committee responsibilities and authority requirements of Rule 14.10(c)(4)(C) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a Limited Partnership Governance Certification Form, which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Smaller Reporting Companies:** Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

9. Independent Director Oversight of Director Nominations-Rule 14.10(c)(5)(A) and Related Interpretation and Policy .08

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires Independent Director involvement in the selection of director nominees, by having a (i) Independent Directors constituting a majority of the Board's Independent Directors in a vote in which on Independent Directors participate, or a nominations Committee comprised solely of Independent Directors. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the Exchange Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

10. Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B) and Related Interpretation and Policy .08

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Cooperatives**: Check here if the Company is utilizing the Cooperatives exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.

For Foreign Private Issuers: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

11. Code of Conduct-Rule 14.10(d) and Related Interpretation and Policy .09

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

12. Meetings of Shareholders-Rule 14.10(f)(1) and Related Interpretation and Policy .15

☐ I hereby certify that the Company has and will continue to hold an annual meeting of Shareholders no later than one year after the end of the Company's fiscal year-end. If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the meetings of shareholders of Rule 14.10(f)(1) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

13. Proxy Solicitation-Rule 14.10(f)(2)

☐ I hereby certify that the Company has and will continue to solicit proxies and provide proxy statements for all meetings of Shareholders and has and will continue to provide copies of such proxy solicitation to the Exchange. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the proxy solicitation requirement of Rule 14.10(f)(2) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement, but in the event that a meeting of limited partners is required, the Company shall provide all limited partners with proxy or information statements and if a vote is required, shall solicit proxies thereon. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

14. Quorum-Rule 14.10(f)(3)

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3). If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, but in the event that a meeting of limited partners is required the quorum for such meeting shall not be less than 33 1/3 percent of the limited partnership interests outstanding. A Company relying on this exemption must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

15. Notification of Noncompliance-Rule 14.10(g)

☐ I hereby certify that the Company has and will continue to provide the Exchange with prompt notification after an Executive Officer of the Company becomes aware of any noncompliance by the Company with the requirements of Rule 14.10.

16. Related Party Transactions-Rule 14.10(h)(1)

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the related party transactions requirement of Rule 14.10(h)(1) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

17. Shareholder Approval-Rule 14.10(i) and Related Interpretations and Policies .16, .17, and .18

☐ I hereby certify that the Company has complied with the shareholder approval requirements pursuant to Rule 14.10(i), which set forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with : (1) the acquisition of the stock or assets of another company; (2) a change of control; (3) equity-based compensation of officers, directors, employees or consultants; and (4) private placements. General provisions relating to shareholder approval are set forth in Rule 14.10(i)(5), and the financial viability exception to the shareholder approval requirement is set forth in Rule 14.10(i)(6). If the Company is currently exempt from this requirement, check the appropriate box below:

- ☐ **For Foreign Private Issuers:** Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the shareholder approval requirement of Rule 14.10(i) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

- ☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/. A Company checking this box certifies it has obtained shareholder approval when a stock option or purchase plan Is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, as would be required under Rule 14.10(i)(3) and Rule 14.10, Interpretation and Policy .16.

18. Voting Rights-Rule 14.10(j) and Related Interpretation and Policy .20

☐ I hereby certify that the voting rights of existing Shareholders of publicly traded common stock registered under Section 12 of the Act have not been and will not be disparately reduced or restricted through any corporate action or issuance. If the Company is currently exempt from this requirement, check the appropriate box below:

- ☐ **For Foreign Private Issuers:** Check here if the Company is utilizing the Foreign Private Issuer exemption pursuant to Rule 14.10(e)(1)(C), and has provided the Exchange with a written statement from independent counsel in the Company's home-country certifying that the Company's practices are not prohibited by the home-country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the voting rights requirements of Rule 14.10(j) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

- ☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

19. Compensation Recovery Policy-Rule 14.10(k) and Related Interpretation and Policy .21

☐ I hereby certify that the Company has (i) adopted a compensation recovery policy as required by Rule 14.10(k)(1); (ii) will comply with its recovery policy for all incentive-based compensation received by executive officers; and (iii) will provide the disclosures required by Rule 14.10(k)(2) and in the applicable Commission filings.

☐ **For Unit Investment Trusts:** Check here if the security(ies) are issued by a unit investment trust, as defined in 15 U.S.C 80a-4(2), and is exempt from the compensation recovery policy requirements pursuant to Exchange Rule 14.10(e)(1)(A)(iii).

☐ **For Management Companies:** Check here if the security(ies) are issued by a management company, as defined in 15 U.S.C. 80a-4(3), that is registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8), if such management company has not awarded Incentive-based Compensation to any Executive Officer of the Company in any of the last three fiscal years, or in the case of a Company that has been listed for less than three fiscal years, since the listing of the Company, and is exempt from the compensation recovery policy requirements pursuant to Exchange Rule 14.10(e)(1)(E)(iv).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Telephone:
Email:
Date:

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of

the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information,

transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

All fees are payable in accordance with the Listing Fee Schedule and the invoice. The application fee is non-refundable and is credited towards the initial listing fee.

Payment By Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment.

Please remit electronic payments to:
JP Morgan Chase Bank, N.A.
Wire Routing Number: 021000021
ACH Routing Number: 071000013
SWIFT Code: CHASUS33
Account Name: Cboe Global Markets, Inc.
Account Number: 887294064
Reference: Initial listing application fee for Company Name

*Please see Rule 14.13 for further information regarding applicable listing fees.

GENERAL LISTING INFORMATION

GENERAL CORPORATE INFORMATION	
Corporation Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State and Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
ASSET MANAGER INFORMATION Please list the name and full title of the individual to be designated as the Asset Manager. Attach a separate sheet if the contact information for the individual differs from the information provided above.	
Asset Manager:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
ISSUER INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ISSUER CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Issuer Information provided above.	
Primary ETN Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings
Firm Name:
Billing Mailing Address:
City, State, Zip:

Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):
APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION

SECURITY INFORMATION	
Name:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: Current ticker symbol: ________________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of Final Prospectus:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index Component Data

☐ Provide CUSIP/ISIN/SEDOL and respective weightings information of underlying index or reference asset as applicable (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

Indicative Value Prices

Intraday and Closing Indicative Values (as applicable) dissemination contracted with:

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

COMPANY INFORMATION	
Company Name:	(the "Company")
Symbol:	

Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.

In addition, the Cboe BZX Exchange, Inc. Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.

Also note that a Company that is a Smaller Reporting Company[1], Controlled Company[2], or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.

1. <u>Independent Directors-Rule 14.10(c)(2)(A)</u>

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

[1] As defined in SEC Rule 12b-2.
[2] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[3] As defined in SEC Rule 3b-4(c)

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. <u>Independent Directors-Rule 14.10(c)(2)(B)</u>

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

3. Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04

☐ I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares[4] and Managed Fund Shares[5]**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

4. Audit Committee Composition-Rule 14.10(c)(3)(B)

☐ I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

[4] As defined in Rule 14.11(c).
[5] As defined in Rule 14.11(i).

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member [4] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. <u>Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)</u>

☐ I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, or who is otherwise permitted to determine the compensation of executive officers of the Company, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of such director, including but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Check the appropriate box below:

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

---

[4] As defined in Rule 14.10(c)(1)(B).

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Smaller Reporting Companies**: Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Exchange listing rules that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. Director Nominations-Rule 14.10(c)(5)(A)

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

Check the appropriate box below:

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. <u>Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)</u>

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8. <u>Code of Conduct-Rule 14.10(d)</u>

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9. <u>Quorum-Rule 14.10(f)(3)</u>

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3). If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10. <u>Related Party Transactions-Rule 14.10(h)(1)</u>

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B). If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the related party transactions requirement of Rule 14.10(h)(1) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

11. <u>DRS Eligibility-Rule 14.7</u>

☐ I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7. If the Company is currently exempt from this requirement, check the box below:

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Net Worth Representation (Rule 14.11(d)(2)(E))

☐ Check here if the Company has a minimum tangible net worth in excess of $250,000,000 and exceeds by at least 20%, the earnings requirements (set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc. In the alternative, the Company has (i) a minimum tangible net worth of $150,000,000 and exceeds by at least 20% the earnings requirement set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc., and (ii) has not issued securities where the original issue price of all the Company's other index-linked note offerings (combined with index-linked note offerings of the Company's affiliates) listed on a national securities exchange exceeds 25% of the Company's net worth.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Resolution Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Index Provider Representation (if applicable)

☐ Check here if the Company affirms that the index is maintained by a broker-dealer.

☐ Check here if the Company affirms that the broker-dealer that maintains the index has erected a "firewall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer.

Daily Fund Calculation Representation

☐ Check here if the Company affirms that, upon listing, the current value of the index or the reference asset, as applicable, will be widely disseminated at least every 15 seconds during the Exchange's regular market session.

☐ Check here if the Company affirms that the current value of the index or the reference asset, as applicable, is not required to be disseminated at least every 15 seconds as provided in Exchange Rule 14.11(d)(2)(G)(ii) or (iii).

Non-Convertible Debt

☐ Check here if the Company affirms that the issue is non-convertible debt of the Company.

Redeemable Issue

☐ Check here if the Company affirms that the issue is redeemable at the option of holders thereof on at least a weekly basis.

Aggregate Market Value

☐ Check here if the Company affirms that the principal amount outstanding of the security will be at least $4,000,000 on the first day of trading.

REPRESENTATION AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate the letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETN of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Notes
- Letter dated May 30, 2006 (iPath ETNs)
- Letter dated July 27, 2006 (iPath ETNs)
- Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

B. Other Security Types
- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Cboe BZX Exchange, Inc.
Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logo or mark are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Cboe BZX Exchange, Inc.

Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application

☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation Name)	

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange-Traded Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to ListingQualifications@cboe.com .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**	
Due 10 days prior to launch:	
☐	Completed and Executed Listing Application including signatures on the following:
	☐ Corporate Governance Certification
	☐ Representation Affirmation
	☐ Exchange Listing Agreement
	☐ Mark Authorization Form
	☐ Shareholder Data Release Consent
☐	Fund Information Spreadsheet
☐	Index Constituent Data or Proposed Portfolio Data
☐	Index Methodology
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.
☐	Mark(s) and Web Description
☐	Trust Document
☐	By-Laws
☐	Certificate of Good Standing dated within 90 days of launch
☐	Firewall Letter (if applicable)
Due 5 days prior to launch:	
☐	LMM Finalization
Due 4 p.m. ET 3 days prior to launch date *(delays in adherence to this timeline may cause postponement of launch)*:	
☐	Form N-1A (Final *Effective* Registration Statement)
☐	Form 8-A (Registration of Securities)

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to ListingQualifications@cboe.com. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:

SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: ___________________ Current ticker symbol: _______ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue ETF Shares, as defined in Rules 14.11(l), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Exchange-Traded Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Exchange-Traded Fund Shares

☐ Check here if the Issuing Trust affirms that it will notify the Exchange of any material issue of non-compliance with any of the requirements of Rule 6c-11 and that the ETFs will otherwise comply with the requirements of Rule 6c-11 on an ongoing basis.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(l) or, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and will be made available to all market participants at the same time.

Index-Based ETF Shares

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the Fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the Fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, to the extent that the index is now or in the future maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser will erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index will be calculated by a third party who is not a broker-dealer or fund adviser.

<u>Actively Managed ETF Shares</u>

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

   a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

   b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System

Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application

☐ Updated issuer description

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Managed Portfolio Shares

To list Managed Portfolio Shares on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *ListingQualifications@cboe.com* .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Exemptive Relief Letter
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Fund Information Spreadsheet	
☐	Sample Portfolio Data (For each component, the CUSIP, ISIN, or SEDOL and the percentage of the portfolio)	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date ***(delays in adherence to this timeline may cause postponement of launch):***		
☐	Form N-1A (Final *Effective* Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.	
Fund Manager/Manager Trustee:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:

Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

PRICING VERIFICATION AGENT CONTACT Please provide the following information regarding the Pricing Verification Agent.
Firm Name:
Contact Name:
Address of Principal Executive Office:
City, State, Zip:

Phone:	Email:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.
Firm Name:
Contact Name:
Address of Principal Executive Office:
City, State, Zip:

Phone:	Email:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Applicable 1940 Act Exemptive Order Release No.:	
☐ Initial Listing ☐ Listing Transfer Current listing market: _______________ Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number:	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue Managed Portfolio Shares for listing on the Exchange, as defined in Rule 14.11(k), and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Managed Portfolio Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Continued Listing Standards Representation

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements applicable under Rule 14.11(k) (for Managed Portfolio Shares) or, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference assets, and the Verified Intraday Indicative Value ("VIIV") (as applicable), or the applicability of Exchange listing rules specified in the filing.

Managed Portfolio Shares Representations

☐ Check here if the Company affirms that any person or entity who is known to have access to information regarding a Fund's portfolio composition or changes thereto or the Creation Basket, as defined in Rule 14.11(k)(3)(E), will be obligated, whether contractually, by regulation, or pursuant to standards of professional conduct, to comply with the requirements of Rule 14.11(k)(2)(E). To the extent that the investment adviser or Company becomes aware of any issue of non-compliance with Rule 14.11(k)(2)(E) by any person or entity, it will notify the Exchange of such non-compliance as soon as practicable.

☐ Check here if the Company affirms that it, or its agent, will provide prompt notification to the Exchange upon the existence of the following conditions: (i) the intraday indicative values calculated by the calculation engines differ by more than 25 basis points for 60 seconds in connection with pricing of the VIIV; or (ii) holdings representing 10% or more of a series of Managed Portfolio Shares' portfolio have become subject to a trading halt or otherwise do not have readily available market quotations.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or is affiliated with a broker-dealer, such investment advisor has implemented and will maintain a fire wall between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or the Creation Basket; and (ii) becomes registered as a broker-dealer or becomes affiliated with a broker-dealer, the investment adviser will erect and maintain a fire wall between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or Creation Basket.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund's portfolio composition or has access to information regarding the Fund's portfolio composition or changes thereto or the Creation Basket will be subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund portfolio or changes thereto or the Creation Basket.

☐ Check here if the Company affirms that, upon listing, the Fund's net asset value per share will be calculated daily and will be made available to all market participants at the same time.

☐ Check here if the Company affirms that, except as otherwise permitted under the currently applicable exemptive order or no-action relief granted by the Commission or Commission staff to the Company with respect to the Fund, the Fund's holdings will be made available to all market participants at the same time.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Cboe BZX Exchange, Inc.

Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

- ☐ Issuer description at time of application
- ☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as “the Exchange,” on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Tracking Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *ListingQualifications@cboe.com* .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Fund Information Spreadsheet	
☐	Sample Portfolio Data and Sample Tracking Basket (For each component include CUSIP, ISIN, or SEDOL and the percentage of the portfolio)	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date *(delays in adherence to this timeline may cause postponement of launch):*		
☐	Form N-1A (Final *Effective* Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *ListingQualifications@cboe.com*. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.	
Fund Manager/Manager Trustee:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR/INVESTMENT ADVISER INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: _______________ Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
All Applicable Exemptive Relief (34 and 40 Act):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue Tracking Fund Shares, as defined in Rules 14.11(m), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Tracking Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

<u>Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements</u>

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

<u>Direct Registration Program (Rule 14.7)</u>

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

<u>Board Resolutions Authorizing Issuance and Listing</u>

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

<u>Tracking Fund Shares</u>

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(m) and, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference asset (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and the NAV, Tracking Basket, and Fund Portfolio will be made available to all market participants at the same time.

☐ Check here if the Company affirms that: (i) the investment adviser will invest in a portfolio of securities consistent with the Investment Company's objectives and will not be used to enhance leverage; and (ii) will disclose the Fund Portfolio within at least 60 days following the end of every fiscal quarter.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund Portfolio and/or the Tracking Basket or has access to nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto.

☐ Check here if the Company affirms that: (i) any person or entity, including a custodian, Reporting Authority, distributor, or administrator, who has access to nonpublic information regarding the Fund Portfolio or the Tracking Basket or changes thereto, is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund Portfolio or the Tracking Basket or changes thereto; and (ii) that any such person or entity that is registered as a broker-dealer or affiliated with a broker-dealer, has erected and will maintain a "fire wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition and/or changes to such Fund Portfolio or Tracking Basket.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or affiliated with a broker-dealer, the investment advisor has erected and will maintain a "fire wall" between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket; and (ii) becomes registered as a broker-dealer or affiliated with a broker-dealer, the investment adviser will implement a "fire wall" between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Cboe BZX Exchange, Inc.

Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *ListingQualifications@cboe.com*.

Cboe BZX Exchange, Inc.

Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

☐ Issuer description at time of application

☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Trust Issued Receipts

To list a series of Trust Issued Receipts on Cboe BZX Exchange, Inc. a Trust must complete and submit all materials set forth below on the Listing Checklist to ListingQualifications@cboe.com .

LISTING CHECKLIST The following documentation is required to be submitted prior to launch:
Due 10 days prior to launch:
☐ Completed and Executed Listing Application including signatures on the following:
☐ Corporate Governance Certification
☐ Representation Affirmation
☐ Exchange Listing Agreement
☐ Mark Authorization Form
☐ Shareholder Data Release Consent
☐ Security Information Spreadsheet
☐ Component Instruments Data
☐ Executed Board Resolution authorizing listing on Cboe BZX Exchange, Inc.
☐ Mark(s) and Web Description
☐ Trust Document
☐ By-Laws
Certificate of Good Standing dated within 90 days of launch
Due 5 days prior to launch:
☐ LMM Finalization
Due 48 hours prior to launch:
☐ Effective Registration Statement (S-1)
☐ Form 8-A (Registration of Securities)

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to ListingQualifications@cboe.com. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

TRUST INFORMATION	
Trust Name (the "Company", which includes the sponsor, as noted below):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
TRUSTEE CONTACT	
Trustee Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: _______________ Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
All Applicable Exemptive Relief (34 and 40 Act):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Cboe BZX Exchange, Inc.
Corporate Governance Certification Form

TRUST INFORMATION
Trust Name (the “Company”, which includes the sponsor):

Upon the Trust’s listing on the Exchange, the Trust must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(A): I hereby certify that the Trust is a trust that does not have a board of directors or persons acting in a similar capacity and the Trust’s activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the shares of the Trust and, as such, is exempt from the following corporate governance requirements:

(i) Majority Independent Board – Rule 14.10(c)(2)(A)
(ii) Audit Committee Requirements – Rule 14.10(c)(3)
(iii) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(iv) Director Nominations – Rule 14.10(c)(5)
(v) Controlled Company Exemption – Rule 14.10(e)(3)(B)
(vi) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Trust or a service provider on the Trust’s behalf conducts on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term “related party transaction” refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term “related party transactions” refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am an officer duly authorized to contract on behalf of the Trust. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Trust Name:
Telephone:
Email:
Date:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company answers in the affirmative to any of the question below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Trust, its predecessors and its subsidiaries, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Trust are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Trust are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Trust's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update the Exchange promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Trust has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, the Exchange may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Trust has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the Trust or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

Direct Registration Program (Rule 14.7)

☐ Check here if the Trust is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Trust has included with this application an executed board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the securities.

Trust Issued Receipts

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or the Shares to comply with any continued listing requirements applicable under Rule 14.11(f) or otherwise or, where a security is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each security will be calculated daily and the NAV will be made available to all market participants at the same time

☐ Check here if the Company affirms that it will notify and receive approval from the Exchange prior to any change from the Trustee named above

Index Representations (if applicable)

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the security(ies) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the security(ies), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, to the extent that the index is now or in the future maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser will erect and maintain a “fire wall” around the personnel who have access to information concerning changes and adjustments to the index and the index will be calculated by a third party who is not a broker-dealer or fund adviser.

Active Representations

☐ Check here if the Company affirms that, to the extent that the Sponsor: (i) is registered as a broker-dealer or is currently affiliated with a broker-dealer, the Sponsor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the Sponsor will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund’s portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Authorized Officer)	(Date)

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers Companies their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, certifies that all applicable listing criteria have been met, and agrees to pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

6. Company certifies that, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Company has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

7. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

8. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

9. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

10. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

11. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

12. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

13. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Signature of Individual)	as (Title)
of (Company or Trust Name)	

